Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

First Quarter Earnings

Conference Call Script

February 6, 2007

Reza Meshgin:

Welcome to M-Flex’s 2007 first quarter conference call. Today I will discuss our operational highlights and Craig Riedel, our CFO, will discuss our financial results for the first quarter of fiscal 2007. Phil Harding, our CEO, Craig, and I will be available to answer your questions at the conclusion of our presentation.

Connie Chandler, from our investor relations firm, will now review our forward-looking statement before we begin our discussion.

Connie Chandler:

I would like to remind all of you that certain statements in this call are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, the company’s diversification efforts, the company’s relationship and opportunities with its current and new customers, the relative size of each customer to the company, changes in our market share with our customers, changing market dynamics, including changes in the PDA and smart phone markets and our opportunities in those markets, the company’s manufacturing capabilities and market opportunities, gross margins, the competition and pricing pressures in the markets in which the company competes, the company’s competitive position in the market, the competitive advantages of the company, its products and its customers, current and upcoming programs and product mix and the material content of such programs, the utilization and application of flexible printed circuits and flex assemblies, the company’s reorganization efforts, the results of the company’s research and development efforts, the benefits of the company’s strategies, the company’s plans with respect to its embedded micro magnetic technology and the UL process, the camera module market, expected orders for the company’s camera modules and MMP products and revenue expectations with respect to those modules and products, growth and expansion of the company’s facilities and the installation of equipment at those facilities, the outcome of any litigation by or against the company, the intentions of various investors, the expected filing of the company’s amendment to its registration statement, litigation expenses and the expensing of deferred acquisitions costs related to the MFS offer, operating expenses, tax rates, DSO trends and payment terms. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “foresee,” “aim,” “anticipate,” “intend,” “project,” or similar words. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the company’s ability to manage quality assurance issues, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the impact of competition, pricing pressures and technological advances, the outcome of the offer to acquire the outstanding shares of MFS, if made, the company’s ability to finance such offer, the outcome of any litigation by or against the company, and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the first fiscal quarter ended December 31, 2006. These forward-looking statements represent management’s judgment as of the date of this conference call. The company disclaims any intent or obligation to update these forward-looking statements.

And with that I’ll turn the call back over to Reza Meshgin.

Reza Meshgin:

Thank you Connie.

Similar to Q4 2006, the first quarter of fiscal 2007 was challenging for M-Flex. Customer demand was softer than expected early on, and despite the fact that customer demand gained momentum during the middle of the quarter, we finished the period with less revenue than we had anticipated. I’d like to note, however, that we had not expected to reach the historic high shipments of the comparable period in 2006, during which we had exceptional performance by realizing an unexpected and out-of-the ordinary increase in customer demand. In part, lower sales during the quarter were the result of price reductions. Having said this, we expect to continue our sequential growth through the current quarter, unlike in previous years when seasonality and product mix have resulted in a decline in sales between our first and second fiscal quarters. This anticipated growth is due to customers’ new product introductions.

The 12 percent gross margin we achieved is within our currently expected range of 10 to 15 percent. As we previously mentioned, the reduced margin range is primarily the result of price pressures. For the balance of fiscal 2007, we foresee no major changes in our price structure. We continue to hold our operations to increasingly higher quality standards, in line with our customers’ expectations of a world-class level of zero defects; however, the increasingly stringent quality standards have made an impact in our gross margins in the form of additional scrap levels. Going forward, we expect to be able to make small, but meaningful improvements in reducing these scrap levels, which should help us improve our margins to be more in line with the middle to upper end of our anticipated 10 to 15 percent range. Such improvement will also be the direct result of our cost reduction efforts, as well as on-going improvement programs aimed at increasing our production yields and improving our efficiencies.

From a technology perspective, there were no significant product mix changes during the quarter; however, we anticipate a number of new programs to start ramping during our fiscal second and third quarters. Although the majority of these programs are from existing customers, with whom we are expanding our business opportunities, some of these programs are from relatively new customers, one of which we expect to reach 10% of sales in the fourth quarter of this fiscal year. This is again an indication that our customer diversification efforts have begun to show substantial results as we introduce this third large customer, continually adding new programs with high growth potential, contributing to diversification and growth beyond fiscal 2007. While quarterly sales to our largest customer decreased approximately 24 percent year-over-year, they comprised 74 percent of our sales during the period, which is almost identical to the previous sequential quarter, even as we had overall revenue growth from the fourth quarter of fiscal 2006 to the first quarter of 2007. We anticipate an ongoing and strong relationship with this customer and remain committed to servicing their needs. The recently announced corporate supply agreement between our two companies is an indication of this commitment.

Year-over-year our non-wireless sector sales decreased to approximately $10.3 million for the quarter, with our medical device sales staying unchanged at just over $1 million, and our industrial sales decreasing to approximately $6.5 million versus $7.6 million during the comparable period in fiscal 2006. Computer/data storage sales during the quarter were $2.2 million, a 10 percent increase compared to the first quarter of 2006. As a side note, we believe there has been a convergence of smart phone and PDA devices and we have now begun to combine the PDA sales into the wireless telecom sector sales in our reporting. In addition, the percentage of sales to our largest customer will increase as a result of their acquisition of our largest industrial sector customer.

Aurora Optical continues its technological advancement in camera module designs by developing one of the lowest profile – 2 mega pixel camera modules for mobile phone applications. This particular camera module is substantially thinner than the average 2 mega pixel module currently available in the market. As a part of our marketing strategy, we are planning to present this module to key potential customers as our introductory step into high-volume mobile applications. This is an addition to our strategy of working with second-tier mobile phone makers, as well as video phone manufacturers to whom we have started to ship production volumes of camera modules. We believe this approach best fits our strategic goals for AO, in which we can become a significant supplier of technologically superior optical camera modules to the mobile phone market. I would like to reiterate that we do not expect that revenues from AO will be meaningful in fiscal 2007.

While we expand the search for the proper market opportunity for our proprietary embedded magnetics technology, we will be reorganizing all on-going activities into a new business group. We are in the process of forming this new business group, while continuing to focus on new product introductions and developing a strategic customer base for our patented technology. In addition, as we continue to pursue UL regulatory compliance approval for our original product submission, we have recently initiated a new product configuration that we expect will not require as extensive of a review and approval process from UL. We do not anticipate meaningful revenues from our MMP products during fiscal 2007, although we believe there are significant opportunities going forward for this revolutionary technology in the marketplace for a variety of power and magnetics related applications.

The MFC 2 facility expansion continues to progress. Purchasing additional equipment when required, we expect to continue to expand capacity at the right time and according to our growth needs.

I will now turn the teleconference over to Craig to discuss our financial results.

Craig Riedel:

Thank you Reza. The first quarter continued to be a challenge as we responded to dynamic changes in the marketplace. However, we are pleased with the progress of our new customer prospects and related revenue increases and believe they will have a significant impact on customer diversification and revenue growth in the latter part of 2007.

Even with increased shipment volumes year over year, net sales for the first quarter of 2007 decreased by 11 percent to $123.9 million as compared to first quarter 2006 of $139.7 million due primarily to price reductions to sustain our position in the competitive marketplace. Net income for the first quarter was $3.7 million, or 14 cents per diluted share, down from $17.3 million, or 69 cents per diluted share in Q1 2006. Reduced gross margins were the primary cause for the decline in earnings per share.

Gross profit for the first quarter was $15.0 million or 12 percent of revenues, as compared to $33.4 million or 24 percent for the comparable prior period. Gross profit was negatively impacted by significant price reductions initiated in the prior fiscal year which continued to impact the current quarter, combined with the exceptionally favorable revenue performance in the prior year which resulted in significant leveraging of fixed overhead and operating expenses. The first quarter 2007 gross margin is within our previously stated revised range. Based on the current competitive environment, we continue to believe gross margins will be in the range of 10 to 15 percent in upcoming quarters.

Total operating expenses for the first quarter of fiscal 2007 increased to 8 percent of net sales from 6 percent in the first quarter of the prior year. The increase in operating expenses was primarily due to the increased legal expenses incurred during the quarter of about $1.1 million mainly related to litigation surrounding the MFS offer, and the de-leveraging of the existing fixed operational expenses over the lower net sales for the period. In addition, we currently have deferred transaction costs of approximately $6.2 million related to the MFS offer, which we will be required to expense if the offer is not completed, including for example, if it is either abandoned or not approved by our stockholders.

We also increased our research and development expenses by 28 percent year over year to approximately $589 thousand. Increased research and development spending is the result of an expanded focus on product development.

We realized a decrease of 2 percent in our effective tax rate for the first quarter of fiscal 2007 at 30 percent versus 32 percent for the fourth quarter of fiscal 2006. This decrease was primarily driven by a true-up of the incentive stock option tax benefit related to fiscal 2006. This true-up is considered a discrete item, impacting the first quarter only and consequently we expect our overall effective tax rate for fiscal 2007 will remain flat as compared to fiscal year 2006 at 32%.

Reviewing the balance sheet, we generated cash flow from operations for the first quarter of fiscal 2007 of $7.1 million. The main drivers other than net income were a $6 million increase in payables which is in line with our efforts to balance our accounts payable and receivable cycles, and $4.3 million depreciation and amortization for the quarter. These cash inflows were slightly offset by increases in inventory and accounts receivable balances of $4 million and $3.3 million, respectively. The inventory increase is primarily due to increased hub quantities and securing inventory to support other expected wireless customer production ramps. Capital expenditures for the first quarter were $10.4 million mainly related to equipment purchases supporting the expansion of our MFC2 facility. There were no borrowings or re-payments during the quarter and there was $4 million in debt outstanding as of the end of the quarter, of which $2 million was re-paid early in our second quarter.

Our DSO improved to approximately 81 days from 91 days for the previous sequential quarter. This improvement was primarily a function of the increase in sequential sales along with the collection of some specific aged balances. DIO also improved slightly to 48 days versus 50 days for the previous sequential quarter.

This concludes my discussion of the financial results and at this point I would like to turn the call back over to Reza.

Reza Meshgin:

Thank you Craig. Similar to previous quarters’ calls, due to regulatory requirements in Singapore pertaining to the use of guidance during an offer period, it is not feasible to provide specific earnings guidance until the offer period for MFS ends. We remain optimistic about the future of our business and are committed to executing our strategic plans and continuing the success of our company with the help and support of our dedicated employees.

Thank you, and we will now turn the call back to the operator so that Phil, Craig and I can take your questions.

[Q&A]

Reza Meshgin:

Thank you all for listening today and for your continued interest in M-Flex. We look forward to a challenging but bright future and our ongoing discussions with you.

***

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the SEC on June 27, 2006, as amended from time to time, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this script is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC.

Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the S-4 and in the proxy statement for M-Flex’s 2007 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.